EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
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             PHASE I HUMAN CLINICAL TRIAL SHOWS ITS SARS VACCINE TO
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               BE SAFE AND TO INDUCE SARS-NEUTRALIZING ANTIBODIES
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BEIJING,  December 6, 2004 - Sinovac  Biotech Ltd.  ("Sinovac")  ("the Company")
(NASD OTC-BB: SNVBF) announces that its inactivated SARS vaccine showed no obvious side-effects and induced the production of SARS-neutralizing antibodies
-  after  completion  of  a  56-day   observation  period  of  all  36  subjects
participating in the Phase I human clinical trial.

Wei Dong Yin, President of Sinovac and head of the national SARS research of China stated, "We have finished our first-phase clinical trial in line with international vaccine clinical trial requirements". He added that the Phase I trial is mainly aimed at evaluating the safety and immunogenicity of the vaccine. The studies show that the vaccine induces antibodies that were shown to neutralize the SARS virus in in vitro testing of subjects' blood serum.

More details will follow in a follow-up Sinovac news release within 24 hours.


About SARS
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SARS, a viral respiratory illness caused by a coronavirus, was first reported in
Asia in February 2003, and over the following few months, the illness spread to more than two dozen countries in North America, South America, Europe, and Asia. According to the World Health Organization, during the SARS outbreak of 2003, a total of 8,098 people worldwide became sick with SARS; of these, 774 died. The SARS global outbreak of 2003 was contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu.


SARS Media Article
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In a recent CNN article,  representatives of world health authorities have again warned recently that the world should prepare for a recurrence of SARS, but that an epidemic is unlikely as China is now better prepared:

http://edition.cnn.com/2004/WORLD/asiapcf/11/15/china.sars.repeat.reut/
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index.html
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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date.

Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.

Sinovac is currently the only company in the world to be conducting clinical trials for a vaccine to prevent SARS. The Company has also started development for a vaccine targeting avian flu.

Management invites shareholders and interested parties to email media articles, or indeed any information that relates to Sinovac, its vaccines and the respective viruses that each one treats, to info@sinovac.com. Articles that have
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already been published will be added to a media library on the Sinovac  web-site which is currently being re-designed, and new articles that are received on an ongoing basis will be posted regularly.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.